EX 99.8(C)

December 1, 2010

Mr. Anthony M. Salvi

Sales Executive

Institutional Investment Group

The Vanguard Group

P.O. Box 2600

Mail Stop 235

Valley Forge, PA 19482-2600

RE:  Agreement to Pass-Through Voting

Dear Mr. Salvi:

In conjunction with our offering of certain Vanguard ETFs in the variable annuity, “VAROOM,” offered by Integrity Life Insurance Company and its wholly owned subsidiary, National Integrity Life Insurance Company (collectively “the Integrity Companies”), this letter agreement acknowledges that the Integrity Companies will seek instructions from the VAROOM contract owners with regard to the voting of all proxies, will vote such proxies only in accordance with such instructions, and will vote any shares for which we do not receive instructions in the same proportion as those for which we receive instructions.  Integrity will pay for all associated expenses.  This arrangement is intended to comply with §12(d)(1)(E)(iii) of the Investment Company Act of 1940 and is effective as of the date of this letter.

Please indicate your acceptance by signing below.

Sincerely,

Integrity Life Insurance Company (on behalf of itself and Separate Account I of Integrity Life Insurance Company) and National Integrity Life Insurance Company (on behalf of itself and Separate Account I of National Integrity Life Insurance Company)

/s/ Kevin L. Howard
By: Kevin L. Howard
Senior Vice President and General Counsel

The Vangard Group, Inc.

By:	/s/ Anthony Salvi
Name: Anthony Salvi
Title: Sales Executive